September 14, 2012

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ixia
Form 10-K for the fiscal year ended December 31, 2011
Filed March 5, 2012
Form 8-K dated July 26, 2012
Filed July 26, 2012
File No. 0- 31523

Dear Mr. Cascio:

This letter sets forth the responses of Ixia (sometimes referred to herein as the “Company”) to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 31, 2012, with respect to the above-referenced filings. We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the responses set forth below answer your questions and resolve any concerns you may have.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 0-31523)

September 14, 2012

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies and Estimates, Income Taxes, page 44

COMMENT:

1.

We note the significance to your operating results of the foreign tax rate differential as disclosed on the income tax provision reconciliation on page 87. We also see the low effective tax rate on your foreign earnings from the tabular disclosure on page 86. In light of the increasingly significant impact of lower taxes on foreign earnings to your operating results, please consider describing the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail in future filings. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you plan to address this comment.

RESPONSE:

We respectfully acknowledge the Staff’s comment and agree that separately discussing the foreign effective tax rate is information that is relevant to an understanding of our results of operations, particularly in light of the increasingly significant impact of lower taxes on foreign earnings to our operating results. Accordingly, in response to the Staff’s comment, in future filings we will expand our disclosures within the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and elsewhere, as appropriate, to note that our foreign effective tax rate is lower than our U.S. effective tax rate due to a significant portion of our foreign earnings being taxed at lower rates, and that our income tax provision could be significantly and adversely affected by a shift in pre-tax income from foreign jurisdictions to the U.S., by changes in foreign tax laws and regulations, and/or by changes in U.S. tax laws and regulations that apply to the earnings of foreign subsidiaries.

Consolidated Financial Statements

Note 5. Concentrations, page 80

COMMENT:

2.

We note that you do not disclose quantitative information about your products and services. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so. In that regard, we see from page 7 that the company provides both hardware and software products, including Chassis, Interface Cards, and Application Specific Test Suites. If it is impracticable to make these disclosures, you should disclose that fact.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 0-31523)

September 14, 2012

RESPONSE:

We respectfully acknowledge the Staff’s comment and note that our products and services, including chassis, interface cards and application software (e.g., specific test suites) and related maintenance and warranty support, are typically sold and licensed to customers as integrated and bundled solutions, or as add-ons to such solutions, rather than as individual, standalone products and services. Our products and services represent components of a single solution that function together to assist our customers with the same fundamental need, which is to test networks and network equipment. Our product solutions are typically based on the same underlying technology and sold to the same types of customers. Because of the similar nature of our product solutions, we have historically reported revenue for a single group of similar products and services. We respectfully submit that we have carefully considered the guidance set forth in FASB ASC 280-10-50-40 and have determined that additional disclosure is not required.

Form 8-K dated July 26, 2012

Exhibit 99.1

COMMENT:

3.

It appears that you are presenting the non-GAAP information and the related reconciliation required by S-K Item 10(e) in the form of an “adjusted” income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

RESPONSE:

We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future annual and quarterly earnings releases and in related Form 8-K filings with the Commission, when presenting non-GAAP information and in providing the related reconciliation required by Item 10(e) of Regulation S-K, we will no longer use a format that resembles an “adjusted” income statement. In such future releases and related filings, we will instead include a reconciliation in the revised format attached as Exhibit A (based on our earnings release for the quarter ended June 30, 2012).

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 0-31523)

September 14, 2012

*    *    *

In providing the above responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 0-31523)

September 14, 2012

The Company, in conjunction with its counsel and its independent registered public accounting firm, has worked diligently to respond to your comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (818) 444-2325.

Sincerely,

/s/ Thomas B. Miller

Thomas B. Miller

Chief Financial Officer

Ixia

26601 W. Agoura Road

Calabasas, CA 91302

cc:	Ronald W. Buckly
Senior Vice President, Corporate Affairs and
General Counsel, Ixia

EXHIBIT A

IXIA

Non-GAAP Information and Reconciliation to Most Directly Comparable GAAP Financial Measures

(in thousands, except per share data)

(unaudited)

	Three months ended June 30,
	2012	2011
GAAP income from operations	$8,104	$2,236
Adjustments:
Stock-based compensation	3,769	3,246
Amortization of intangible assets	5,358	3,789
Acquisition and other related	3,739	474
Legal settlement	401	—

Non-GAAP income from operations	$21,371	$9,745

GAAP net income	$26,850	$454
Adjustments:
Stock-based compensation	3,769	3,246
Amortization of intangible assets	5,358	3,789
Acquisition and other related	3,739	474
Legal settlement	401	—
Income tax effect related to non-GAAP adjustments and changes in valuation allowance	(26,093)	(2,133)

Non-GAAP net income	$14,024	$5,830

GAAP diluted earnings per share	$0.33	$0.01
Adjustments:
Stock-based compensation	0.05	0.05
Amortization of intangible assets	0.06	0.05
Acquisition and other related	0.04	0.01
Legal settlement	—	—
Income tax effect related to non-GAAP adjustments and changes in valuation allowance	(0.30)	(0.04)

Non-GAAP diluted earnings per share	$0.18	$0.08

Shares used in computing GAAP diluted earnings per share	83,803	71,885
Effect of reconciling item	(267)	(195)

Shares used in computing non-GAAP diluted earnings per common share	83,536	71,690